Exhibit 99.1

SAP INTERIM REPORT
JANUARY – MARCH 2005

INVESTING IN SUCCESS

THE BEST-RUN BUSINESSES RUN SAP

PRELIMINARY NOTES

FORWARD-LOOKING STATEMENTS

     Any statements contained in the review of operations that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “assume”, “believe”, “counting on”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “is confident”, “may”, “plan”, “predict”, “project”, “should”, “target”, “wants”, “will” and “would” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (SEC), including SAP’s most recent annual report on Form 20-F for 2004 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

NON-GAAP MEASURES

     The quarterly report discloses certain financial measures, such as pro-forma EBITDA, pro-forma operating income and pro-forma expenses, pro-forma net income and pro-forma earnings per share (EPS). These measures are not prepared in accordance with generally accepted accounting principles and are therefore considered non-GAAP financial measures. The non-GAAP measures included in this annual report are reconciled to the nearest U.S. GAAP measure, as is required under SEC rules regarding the use of non-GAAP financial measures. However the non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro-forma measures used by SAP may be different from pro-forma measures used by other companies.

     Management believes that pro-forma EBITDA is a widely accepted supplemental measure of evaluating operating performance and liquidity among companies. Further management believes that pro-forma operating income, pro-forma expenses, pro-forma net income and pro-forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of our core operations. The pro-forma operating measures disclosed are the same SAP uses in its internal management reporting and as criteria for variable elements of management compensation.

     Eliminated expenses in pro-forma expenses, pro-forma operating income, pro-forma net income, and pro-forma EPS are defined as follows:

•	Stock-based compensation includes expenses for stock-based compensation as defined under U.S. GAAP (STAR, LTI and SOP) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. Management excludes stock-based compensation expenses because SAP has no direct influence over the actual expense of these awards once the Company enters into stock-based compensation plans.

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions.

•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments.

     Pro-forma operating expenses and pro-forma operating income reconcile to the nearest U.S. GAAP measure as follows:

RECONCILIATION 1ST QUARTER

in € million | unaudited

		Stock-based-	Acquisition
2005	U.S. GAAP	compensation	related charges	Pro-forma
Cost of product	196	0	6	190
Cost of service	441	1	0	440
Research and development	266	-1	1	266
Sales and marketing	357	0	0	357
General and administration	94	0	0	94
Operating income	374	0	7	381

2004
Cost of product	182	0	5	177
Cost of service	401	3	0	398
Research and development	231	-5	1	235
Sales and marketing	325	-2	0	327
General and administration	81	-3	0	84
Operating income	333	-7	6	332

     A reconciliation of pro-forma net income, pro-forma EPS and pro-forma EBITDA figures is provided in the additional information to the consolidated income statements.

     In addition, management gives guidance based on non-GAAP financial measures as defined above. Management does not provide its guidance on operating margin and earnings per share based on GAAP measures because these measures include expenses like stock-based compensation, impairment-related charges, and acquisition-related charges. Management views these expenses as less meaningful in assessing the financial performance of SAP’s core operations, or they are factors outside management’s control, dependent on SAP’s share price or the share price of companies we acquire or in which we invest.

LISTINGS

     SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as on a number of other exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each worth one-fourth of an ordinary share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of the DAX, the index of 30 German blue chip companies.

     Information on the SAP ordinary shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG’s home page: www.sap.com.

REVIEW OF OPERATIONS

BUSINESS IN THE 1ST QUARTER 2005

ECONOMISTS REGARD 2005 WITH INCREASING SKEPTICISM The strong regional differences in global economic growth, the high oil price, and stagnation in Europe and Japan are causing economic experts to be increasingly skeptical in their forecasts for 2005. The International Monetary Fund (IMF) is still predicting 4.3% growth in the global economy this year (5% in 2004), but warns of possible relapses. The upswing is too dependent on economic growth in the United States and the emerging markets in Asia, according to the IMF’s latest global economic report, published mid-April 2005.

     And it is from just these regions, described by the IMF as critical, that more and more negative reports are coming. With growth for the first quarter of 2005 at 3.1%, the U.S. economy showed its weakest increase since the beginning of 2003. The high oil price had a particularly strong effect and is increasingly acting as a brake on private consumption. An all-round greater skepticism in the export business led to noticeable reluctance to invest among U.S. companies.

     The price of Brent oil has been climbing since the start of the year – reaching US$55 a barrel at the beginning of April. In addition, industrial raw materials prices rose significantly. The IMF believes that the main reason why raw materials have become so much more expensive is the constant high demand from the growth regions in Asia. Economic momentum continued here, particularly in China and India.

     However, increasingly cautious reports are coming out of these growth regions. At its National People’s Congress in April of this year, China confirmed its efforts to cut back its own economic growth. Following sharp growth of 9.5% in 2004, the world’s most heavily populated country in the world is expected to grow approximately 8% in 2005.

     These developments are particularly problematic for the export-dependent economies of Europe and Japan. In their expert report published at the end of April 2005, the six leading German institutes for economic research predicted an annual increase of 1.4% for the euro zone and 0.7% for Germany. The German Government is only slightly more confident: It revised its forecast from 1.6% to 1.0% at the beginning of May.

SUBDUED CONFIDENCE IN THE SOFTWARE SECTOR Even after the first quarter, most experts expect stable growth in fiscal year 2005. The renowned sector analysts at Gartner see a potential 5% increase in IT spending. Experts at investment bank CSFB are similarly positive: Their half-yearly survey of chief information officers (CIOs) in February 2005 discerned an even more positive mood than in October 2004. This time, 74% of those questioned expected IT budgets to increase this year, compared to 59% in October 2004. However, experts at investment bank Goldman Sachs were somewhat more reticent. On the basis of the sector surveys in March 2005, they lowered their forecasts for IT spending in 2005 from +3.9% to +3.6%.

     The German Association for Information Technology, Telecommunications, and New Media (BITKOM) has confidence in the German market. In a study published to coincide with the CeBIT high-tech trade fair in March 2005, it forecast 5.5% growth in software spending in 2005 and 4.4% growth across the IT industry. The European Information Technology Observatory’s forecasts for the industry are similar. In 2005, they expect a 5.4% increase for Western Europe and 5.0% for IT services. The Association of IT Software and IT Consultancies (VDEB) quoted a Gartner study, stating that worldwide external IT spending would grow 5.8% in 2005 to US$641 billion.

     CSFB believes that the software companies with the advantage are those that are a step ahead in the industry’s current ongoing transformation process. The trend for the coming years will definitely favor those who can further develop Web-based, service-oriented, and infrastructure-oriented applications.

BUSINESS AT SAP

Revenues Software revenues were €434 million for the first quarter ended March 31, 2005 (2004: €370 million), representing an increase of 17% compared to the first quarter ended March 31, 2004. At constant currencies1), software revenues increased 20% year-over-year.

     The strong growth in software revenues, which in the first quarter of 2005 were $563 million on a quarter-end U.S. dollar exchange rate basis, produced another quarter in which SAP continued to gain worldwide share against its peer group (defined as SAP and the three companies mentioned in footnote2)). On a rolling four quarter basis, the Company’s worldwide share against its peer group2) based on software revenues was 58% at the end of the first quarter of 2005 compared to 55% at the end of the fourth quarter of 2004 and 54% at the end of the first quarter of 2004.

     Software revenues in the U.S. increased 27% to €131 million in the first quarter of 2005 (2004: €103 million). At constant currencies1), software revenues in the U.S. increased 35% year-over-year.

     Total revenues for the first quarter of 2005 were €1.7 billion (2004: €1.6 billion), which was an increase of 11% compared to the same period in 2004. At constant currencies1), total revenues increased 13% for the first quarter of 2005.

     Major contracts in the first quarter of 2005 include Briggs & Straton Corporation, Samsonite Corporation and The Timken Company in the Americas; Carlsberg Danmark, Office National de l’Electricité and The Land & Agricultural Bank of South Africa in EMEA; and Department of Defence (Australia), Kirin Beverage Corporation and Tokyo Metro Co. in Asia/Pacific.

1)	Constant currency data excludes the impact of currency exchange rates.

Income Operating income for the first quarter of 2005 was €374 million (2004: €333 million), which was an increase of 12% compared to the first quarter of 2004. Pro-forma operating income4) was €381 million (2004: €332 million) for the year, representing an increase of 15% compared to the same period in 2004.

     The operating margin for the quarter ended March 31, 2005 was 21.6% (2004: 21.4%). The pro-forma operating margin4) for the first quarter of 2005 was 22.0%, which represented an increase of around 1 percentage point compared to the first quarter of 2004.

     Net income for the first quarter of 2005 was €254 million (2004: €229 million), or €0.82 per share (2004: €0.74 per share), representing an increase of 11% compared to 2004. Pro-forma net income4) was €259 million (2004: €229 million), or pro-forma €0.84 earnings per share4) (2004: €0.74 per share), representing an increase of 13% compared to 2004.

Peer Group Share The Company performed strongly in all regions with the U.S. driving much of the growth. On a rolling four quarter basis, the Company’s U.S. share against its peer group (defined as SAP and the three companies mentioned in footnote3)) based on software revenues was 41% at the end of the first quarter of 2005, representing an increase of three percentage points from 38% at the end of the fourth quarter of 2004 and an increase of seven percentage points from 34% at the end of the first quarter of 2004. Based on this data, SAP extended its position as the largest business application software company in the U.S.

Regional performance The Company reported strong growth from all regions resulting from solid sales execution worldwide. Software revenues in the EMEA region rebounded from the fourth quarter of 2004, increasing by 9% in the first quarter of 2005 compared to the first quarter of 2004. Software revenues in Germany were down 2% in the first quarter, but this was within the Company’s expectations as software revenue growth rates in Germany tend to start the year slowly and then improve as the year progresses. In the Americas region, the U.S. continued to perform very well. On top of a very strong 2004 first quarter, software revenues in the U.S. in the first quarter of 2005 increased 35% at constant currencies. On a percentage basis, software revenues grew by the largest amount in the Asia Pacific region, increasing 45% at constant currencies. Software revenues in Japan grew by 9% at constant currencies.

KEY FIGURES AT A GLANCE SAP GROUP
in € millions | unaudited

			Change	Change
	Q1 2005	Q1 2004	total	in %
Revenues	1,729	1,556	173	11
Software revenues	434	370	64	17
Income before taxes	397	364	33	9
Net income	254	229	25	11
Headcount, in full-time equivalents (March 31)	33,209	30,166	3,043	10

SOFTWARE REVENUE BY REGION SAP GROUP
in € millions | unaudited

			Change	Change
	Q1 2005	Q1 2004	total	in %
Total	434	370	64	17
— at constant currency rates				20
EMEA	215	197	18	9
— at constant currency rates				9
Asia Pacific	65	46	19	41
— at constant currency rates				45
Americas	154	127	27	21
— at constant currency rates				28

2)	Worldwide share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only) and Siebel Systems, Inc. is based on comparable software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used). SAP’s results have been converted into U.S. dollars. For Oracle Corp. (business applications only), the software revenues of Oracle and PeopleSoft were combined based on publicly available data.
3)	U.S. share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only), and Siebel Systems, Inc. is based on comparable U.S. software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used, and for some vendors U.S. software revenues are estimated). SAP’s results have been converted into U.S. dollars. For Oracle Corp. (business applications only), the software revenues of Oracle and PeopleSoft were combined based on publicly available data.
4)	The press release discloses certain financial measures, such as pro-forma EBITDA, free cash flow, pro-forma operating income, pro-forma net income and pro-forma EPS, that are considered non-GAAP financial measures. The non-GAAP measures included in our press release have been reconciled to the nearest GAAP measure as is required under SEC rules regarding the use of non-GAAP financial measures. Pro-forma operating income and pro-forma operating margin exclude stock-based compensation and acquisition-related charges. Pro-forma net income and pro-forma earnings per share exclude stock-based compensation, acquisition-related charges and impairment-related charges.

Results by solution The Company reported strong growth in its key solutions such as ERP, CRM, SCM and SAP NetWeaver. The Company reported software revenues of €26 million from SAP NetWeaver and other related products which is a clear indication of customer demand for enterprise application software in combination with infrastructure technologies. The Company’s open integration and application platform SAP NetWeaver is not only an enabler of business application revenues but also a revenue contributor as more and more customers adopt SAP NetWeaver as the application and integration platform for the entire enterprise.

     Software revenues related to ERP increased 12% to €174 million and represented 40% of total software revenues. CRM related first quarter 2005 software revenues totaled approximately €86 million, representing an increase of 21% from the first quarter of 2004 and representing 20% of total software revenues. SCM related first quarter 2005 software revenues totaled approximately €88 million, representing an increase of 9% from the first quarter of 2004 and represented 20% of total software revenues. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

FINANCIAL POSITION

     The Company disposes of €3,968 million net cash at March 31, 2005 (March 31, 2004: €2,912 million).

     The total assets amounted to €8,274 million at March 31, 2005 whereas this amount was €7,585 million at December 31, 2004. The capital expenditure consists mainly of buildings, office and business equipment, vehicle and hardware equipment.

     SAP AG agreed on a €1 billion syndicated multi-currency revolving credit facility through a group of banks led by ABN AMRO Bank, BNP Paribas, Deutsche Bank and JP Morgan. This credit facility provides additional liquidity to SAP, but the Company does not currently intend to draw down the facility. The planned credit facility has a five-year maturity and is arranged in addition to the existing short-term credit facilities of SAP AG.

RESEARCH AND DEVELOPMENT

     SAP’s success depends on delivering innovative solutions that truly improve customers’ business processes. That is why continued development of its solution offerings was again the Company’s trump card in 2005. SAP has resolved not to allow any cost-containment measures to jeopardize its strength as an innovator.

     R&D expenses (excluding expenses for stock-based compensation and acquisition-related charges) increased 13% to €266 million in the first quarter 2005 compared to €235 million of the first quarter 2004 despite the Company’s pursuit of operating margin improvement.

     Underscoring SAP’s commitment to development, the portion of its total revenue that the Company spent on R&D (excluding expenses for stock-based compensation and acquisition-related charges) represented 15.4% and, measured in FTEs, the number of employees working in development teams rose in the first quarter 2005 to 10,350 (Q1/2004: 9,060).

     On February 24, 2005 SAP announced that it will launch a new research and development (R&D) center in Hungary. To be opened in May 2005 with an initial staff of 50 software developers, SAP Labs Budapest is projected to expand its workforce to approximately 300 by the end of 2006. SAP operates research centers in Walldorf (Germany), Bangalore (India), Palo Alto (USA), Tel Aviv (Israel), Sophia Antipolis (France), Montreal (Canada), Tokyo (Japan), Sofia (Bulgaria), and Shanghai (China).

     On March 10, 2005, SAP and Intel announced a joint effort that aims to make radio frequency identification (RFID) technology easier to use and help companies overcome the common hurdles they face in creating viable business cases for RFID implementations. The collaboration introduces a new RFID concept, enabling companies to integrate RFID data directly into backend systems. Companies can implement the solution on any

Intel-based RFID backend hardware such as servers and front-end hardware such as desktops, notebooks and RFID readers – regardless of provider. This solution will likely result in faster adoption of RFID devices, creating a plug and play environment. Intel will also supply the necessary technology to allow for a device management solution to be delivered through the SAP NetWeaver platform.

     On March 10, 2005, SAP announced that in February, the latest version of mySAP ERP had been shipped to customers worldwide one month ahead of schedule. In making the announcement, SAP unveiled plans for a global tour, meeting with customers in nearly 100 cities to talk about the benefits of service-oriented ERP solutions and SAP NetWeaver.

EMPLOYEES

     As of March 31, 2005, the number of employees increased by 1,004 to 33,209 compared to December 31, 2004. 13,658 employees worked in Germany and 19,551 in other countries.

     On February 1, 2005 SAP was named “Germany’s Best Employer 2005,” in the category for companies with workforces of 5,000 and more, following a recent study polling employees on issues of team orientation, fairness, collegial respect, and pride in the work place. The study was conducted by research institute Psychonomics and published in German business and financial weekly magazine Capital.

EMPLOYEES
in full-time equivalents

			Change
	03/31/2005	12/31/2004	total
Research & Development	10,350	9,882	468
Service & Support	13,826	13,505	321
Sales & Marketing	5,748	5,583	165
General & Administration	3,285	3,235	50

SAP Group	33,209	32,205	1,004

COMPANY STRUCTURE AND ORGANIZATION

     As of March 1, 2005, SAP announced a realignment of its management structure to reinforce the Company’s growth strategy and better serve its customers. The new management structure increases the focus on customers and long-term strategy. The SAP Executive Board members’ responsibilities are now aligned along the SAP value chain – spanning innovation, research and development, production, services, marketing, training, consulting and sales.

MARKET CAPITALIZATION AND SAP SHARE

The SAP share closed on March 31, 2005 at 124.31 € (XETRA). Thus, SAP’s market capitalization excluding treasury share reached €38.527 billion at the end of the third quarter 2004. Since the beginning of the year, SAP’s stock lost approximately 5% in value. The German DAX rose approximately 2% in the first quarter 2005; the Dow Jones EURO STOXX 50 gained approximately 3% in value and Goldman Sachs Software Index decreased by 9% over the same period.

BUSINESS OUTLOOK

     The Company has not changed its outlook provided in January and continues to provide the following guidance for the full year 2005.

•	The Company expects full-year 2005 software revenues to increase in a range of 10-12% compared to 2004.

•	The Company expects the full-year 2005 pro-forma operating margin4), which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0 – 0.5 percentage points compared to 2004.

•	The Company expects full-year 2005 pro-forma earnings per share4), which excludes stock-based compensation, acquisition-related charges and impairment-related charges, to be in the range of €4.70 to €4.80 per share.

•	The outlook is based on an assumed average U.S. Dollar to Euro exchange rate of $1.30 per €1.00.

INTERIM FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS SAP GROUP 1ST QUARTER
in € millions | unaudited

			Change
	2005	2004	in %
Software revenue	434	370	17
Maintenance revenue	739	666	11
Product revenue	1,173	1,036	13
Consulting revenue	475	442	7
Training revenue	72	70	3
Service revenue	547	512	7
Other revenue	9	8	13

Total revenue	1,729	1,556	11

Cost of product	-196	-182	8
Cost of service	-441	-401	10
Research and development	-266	-231	15
Sales and marketing	-357	-325	10
General and administration	-94	-81	16
Other income/expenses, net	-1	-3	-67

Total operating expense	-1,355	-1,223	11

Operating income	374	333	12
Other non-operating income/expenses, net	15	5	200
Financial income, net	8	26	-69

Income before income taxes	397	364	9
Income taxes	-142	-133	7
Minority interest	-1	-2	-50

Net income	254	229	11

Basic earnings per share (in €)	0.82	0.74	11

Weighted average number of shares (in thousands), treasury stock excluded	309,928	310,902

CONSOLIDATED BALANCE SHEETS SAP GROUP
in € millions | unaudited

			Change
	03/31/2005	12/31/2004	in %
Assets
Intangible assets	549	525	5
Property, plant, and equipment	1,007	999	1
Financial assets	100	100	0
Fixed assets	1,656	1,624	2

Accounts receivables	1,801	1,929	-7
Inventories and other assets	561	549	2
Liquid assets/marketable securities	3,978	3,207	24
Current assets	6,340	5,685	12

Deferred taxes	169	206	-18

Prepaid expenses	109	70	56

Total assets	8,274	7,585	9

Shareholders’ equity and liabilities
Shareholders’ equity	4,801	4,594	5
Minority interest	21	22	-5
Reserves and accrued liabilities	1,348	1,908	-29
Other liabilities	912	736	24
Deferred income	1,192	325	267

Total shareholders’ equity and liabilities	8,274	7,585	9

Days sales outstanding	71	71

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
in € millions | unaudited

					Other
	Subscribed	Treasury	Additional	Retained	comprehensive	Total
	capital	stock	paid-in capital	earnings	income/loss	equity
01/01/2004	315	-462	297	3,761	-202	3,709

Net income				229		229
Change in treasury stock		15				15
Currency translation adjustment					40	40
Unrealized losses on marketable securities					-10	-10
Unrealized losses on cash flow hedges					-15	-15
Unrealized losses on STAR hedges					-5	-5
Stock-based compensation			-19			-19
Convertible bonds & stock options exercised			6			6
Other changes			3			3

03/31/2004	315	-447	287	3,990	-192	3,953

01/01/2005	316	-569	322	4,830	-305	4,594

Net income				254		254
Change in treasury stock		-86				-86
Currency translation adjustment					50	50
Unrealized losses on cash flow hedges					-12	-12
Unrealized losses on STAR hedges					-4	-4
Stock-based compensation			13			13
Convertible bonds & stock options exercised			-21			-21
Other changes			7		6	13

03/31/2005	316	-655	321	5,084	-265	4,801

CONSOLIDATED STATEMENTS OF CASH FLOWS SAP GROUP THREE MONTH ENDED MARCH 31
in € millions | unaudited

	2005	2004
Net income	254	229
Minority interest	1	2
Income before minority interest	255	231

Depreciation and amortization	49	49
Gains on disposal of property, plant, and equipment and marketable equity securities, net	-1	-14
Write-downs of financial assets, net	1	2
Impacts of hedging	10	-4
Change in accounts receivable and other assets	104	56
Change in deferred stock compensation	-21	-19
Change in reserves and liabilities	-348	-236
Change in deferred taxes	7	-12
Change in other current assets	-48	-37
Change in deferred income	867	843

Net cash provided by operating activities	875	859

Acquisition of minorities in subsidiaries	-6	-24
Purchase of intangible assets and property, plant and equipment	-63	-38
Purchase of financial assets	-3	-4
Proceeds from disposal of fixed assets	7	20
Change in liquid assets (maturities greater than 90 days) and marketable securities	-463	-456

Net cash used in investing activities	-528	-502

Change in treasury stock	-86	14
Change in bonds	13	6
Other changes to additional paid-in-capital	7	3
Proceeds from line of credit and long-term debt	3	8
Proceeds from acquired derivative equity instruments (STAR-hedges)	39	0
Acquisition of derivative equity instruments (STAR-hedges)	-47	-43

Net cash used in financing activities	-71	-12

Effect of foreign exchange rates on cash	33	24

Net increase in cash and cash equivalents	309	369

Cash and cash equivalents at the beginning of the period (01/01)	1,513	984
Cash and cash equivalents at the end of the period (03/31)	1,822	1,353

ADDITIONAL INFORMATION 1ST QUARTER
in € millions | unaudited

			Change
	2005	2004	in %
Pro-forma EBITDA reconciliation

Net income	254	229	11

Minority interest	1	2	-50
Income taxes	142	133	7

Net income before income taxes	397	364	9
Financial income, net	-8	-26	-69
Other non-operating income/expenses, net	-15	-5	200

Operating income	374	333	12
Depreciation & amortization	49	49	0

Pro-forma EBITDA	423	382	11
as a % of sales	24%	25%

Pro-forma operating income reconciliation

Operating Income	374	333	12

LTI/STAR	0	-7	n. a.
Settlement of stock-based compensation programs	0	0	n. a.
Total stock-based compensation	0	-7	n. a.
Acquisition-related charges	7	6	17

Pro-forma operating income excluding stock-based compensation & acquisition-related charges	381	332	15

Financial income, net	8	26	-69
thereof impairment-related charges	-1	-1	0

Income before income taxes	397	364	9
Income taxes	-142	-133	7
Effective tax rate	36%	37%

Pro-forma net income reconciliation

Net income	254	229	11

Stock-based compensation, net of tax	0	-5	-100
Acquisition-related charges, net of tax	4	4	0
Impairment-related charges, net of tax	1	1	0

Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	259	229	13

Pro-forma EPS reconciliation

Earnings per share (in €)	0.82	0.74	11
Stock-based compensation	0.00	-0.01	-100
Acquisition-related charges	0.01	0.01	0
Impairment-related charges	0.01	0.00	0

Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	0.84	0.74	13

Weighted average number of shares (in thousands), treasury stock excluded	309,928	310,902

CONDENSED NOTES TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS – UNAUDITED

GENERAL The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (“SAP AG”), together with its subsidiaries (collectively, “SAP,” the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly financial statements comprise an abbreviated profit and loss statement, balance sheet, cash flow statement and development of equity statement. The interim financial statements as per March 31, 2005 were prepared in accordance with the same accounting and measurement principles as those applied in the consolidated financial statements as per December 31, 2004, outlined in detail in the notes to those financial statements. For further information, refer to the Company’s Annual Report on Form 20-F for 2004 filed with the SEC.

Scope of Consolidation The following table summarizes the change in the number of companies included in the consolidated financial statements:

Number of companies consolidated in the financial statements

	German	Foreign	Total
12/31/2003	21	75	96
Additions	—	2	2
Disposals	6	4	10
12/31/2004	15	73	88
Additions	—	1	1
Disposals	—	—	—
03/31/2005	15	74	89

     As of March 31, five companies, in which SAP directly holds between 20% and 50% of the voting rights or has the ability to exercise significant influence over the operating and financial policies (“associated companies”), are accounted for using the equity method.

     The impact of changes in the scope of companies included in the consolidated financial statements has an immaterial effect on the comparability of the consolidated financial statements presented.

Stock-based compensation In December 2004, the FASB issued SFAS 123 (revised 2004) “Share-Based Payment” (“SFAS 123R”). SFAS 123R establishes accounting guidance for share based payments. On April 15, 2005 the U.S. Securities and Exchange Commission extended the implementation deadline for SFAS 123R (Share-Based Payment). As a result, SAP will implement SFAS 123R beginning January 1, 2006 rather than on July 1, 2005 as previously disclosed. Accordingly, the adoption of SFAS 123R will not result in any additional compensation expense in the Company’s results for 2005, which will therefore not reflect our previous estimate of approximately €70 million of additional expense in 2005 that was disclosed in our consolidated financial statements for fiscal year 2004.

     SFAS 123 requires disclosure of pro-forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.

     The fair value of the Company’s stock-based awards granted in the first quarter of 2005 under SAP SOP 2002 amounts to €20.08 per option and was calculated using the following assumptions:

Expected life (in years)	3,5
Risk free interest rate	2.66%
Expected volatility	24%
Expected dividends	0.65%

     The following table illustrates the effect on net income if the fair-value-based method had been applied to all granted awards in each period.

Net income
in € millions

	Q1	Q1
	2005	2004
As reported	254	229

Add/Minus: Expense for stock-based compensation, net of tax according to APB 255)	0	-5

Minus: Expense for stock-based compensation, net of tax according to SFAS 123	32	47

Pro-forma	222	177

Earnings per share
in €

	Q1	Q1
	2005	2004
Basic – as reported	0.82	0.74
Diluted – as reported	0.82	0.73
Basic– pro-forma	0.72	0.57
Diluted – pro-forma	0.71	0.57

5)	Expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions are not included.

     Convertible bonds and stock options granted to employees under SAP’s stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The number of outstanding awards as of March 31, 2005 amounts to approximately 14 million. For further information to our stock-based compensation plans we refer to our annual report 2004 on Form 20-F filed with the SEC.

Subscribed Capital At March 31, 2005, SAP AG had 316,144,935 no-par ordinary shares issued with a calculated nominal value of €1 per share.

     In the first quarter of the year the number of ordinary shares increased by 141,335, representing €141,335 resulting from the exercise of awards granted under certain stock based compensation programs.

Treasury Stock As of March 31, 2005, SAP had acquired 6,020 thousand of its own shares, representing €6,020 thousand or 1.9 % of capital stock. In the first three months of the year 2005 1,276 thousand shares were acquired under the buyback program at an average price of approximately €120.64 per share and 581 thousand shares were distributed at an average price of approximately €91,04 per share. The acquired shares represent €1,276 thousand or 0.4% of capital stock. The distributed shares represent € 581 thousand or 0.18% of capital stock. All shares have been distributed to employees in conjunction with stock-based compensation programs or discounted stock purchase programs. Although treasury stock is legally considered to be outstanding, SAP has no dividend or voting rights associated with treasury stock.

     In the first three months of the year certain of SAP AG’s North American subsidiaries purchased an additional 149 thousand ADRs at an average price of US$40.82 per ADR. Each ADR represents one-fourth of an ordinary share. Such ADRs were distributed to employees at an average price of US$34.29 per ADR by an administrator. The Company held no ADRs at March 31, 2005.

Segment Information Effective January 1, 2004 all cross-charging within SAP (intra-company and inter-company) was changed from an average market rate to a fully loaded cost rate. The objective of this new methodology is to enhance the utilization of SAP’s internal resources. The adoption of this new methodology resulted in lower internal revenues and costs. Simultaneously, the reporting of internal revenues was adjusted. Revenues related to transactions with other parts of the Company are no longer reported as internal revenues, but rather as a reduction of costs. In addition, the calculation of the segment contribution was changed. Acquisition related charges are not part of segment costs but are shown separately.

     The segment information for the periods presented is as follows:

Q1 2005
in € millions

	Product	Consulting	Training	Total
External revenue	1,189	458	80	1,727
Segment expenses	- 511	- 372	- 55	- 938
Segment contribution	678	86	25	789
Segment profitability	57.0%	18.8%	31.3%

Q1 2004
in € millions

	Product	Consulting	Training	Total
External revenue	1,054	429	71	1,554
Segment expenses	- 452	- 334	- 48	- 834
Segment contribution	602	95	23	720
Segment profitability	57.1%	22.1%	32.4%

     The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the consolidated statements of income:

in € millions

	Q1	Q1
	2005	2004
Total revenue for reportable segments	1,727	1,554
Other external revenues	2	2

	1,729	1,556

     The following table presents a reconciliation of total segment contribution to income before income taxes as reported in the consolidated statements of income:

in € millions

	Q1	Q1
	2005	2004
Total contribution for reportable segments	789	720
Contribution from activities outside the reportable segments	- 408	- 388
Stock-based compensation expenses	0	7
Acquisitions related charges	- 7	- 6
Other differences	0	0
Operating income	374	333
Other non-operating income/expenses, net	15	5
Finance income, net	8	26

Income before income taxes	397	364

Geographic Informations The following tables present a summary of operations by geographic region. The amounts for sales by destination are based on consolidated data which reconciles to the Consolidated Statements of Income. Income before income tax is based on unconsolidated data.

Income before income taxes
in € millions

	Q1 2005	Q1 2004
Germany	204	524
Rest of EMEA6)	47	66
Total EMEA	251	590
United States	56	63
Rest of America	- 4	3
Total America	52	66
Japan	12	10
Rest of Asia-Pacific	24	14
Total Asia-Pacific	36	24

	339	680

Sales by destination
in € millions

	Q1 2005	Q1 2004
Germany	376	395
Rest of EMEA6)	550	499
Total EMEA	926	894
United States	468	388
Rest of America	117	99
Total America	585	487
Japan	92	89
Rest of Asia-Pacific	126	86
Total Asia-Pacific	218	175

	1,729	1,556

Employees by region
in full-time equivalents

	03/31/2005	03/31/2004
Germany	13,658	13,071
Rest of EMEA6)	7,248	6,865
Total EMEA	20,906	19,936
United States	5,392	4,783
Rest of America	1,616	1,445
Total America	7,008	6,228
Japan	1,319	1,362
Rest of Asia-Pacific	3,976	2,640
Total Asia-Pacific	5,295	4,002

	33,209	30,166

For an allocation of employees in business areas, please refer to page 7 of this document.

Other Segment Information

Three months software revenue by solution SAP group7)
in € millions | unaudited

	Q1	Q1
	2005	2004
ERP	174	156
SCM	88	81
CRM	86	71
SRM	32	31
PLM	28	24
Other	26	7

Total Software Revenue	434	370

6)	Europe/Middle East/Africa
7)	These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys provided by SAP’s customers. SAP’s solution reporting includes the following specific software solutions: ERP (Enterprise Resource Planning), SCM (Supply Chain Management), CRM (Customer Relationship Management), SRM (Supplier Relationship Management), PLM (Product Lifecycle Management) and SAP NetWeaver and other related products.

ADDITIONAL INFORMATION

ADDITIONAL INFORMATION

FINANCIAL CALENDAR

2005
June 17-19
NAIC Compufest,
Buffalo, NY

July 21
Preliminary figures for Q2 2005

October 20
Preliminary figures for Q3 2005

2006
January 25
Preliminary figures for fiscal year 2005 press and analyst conference

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